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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

MOTOROLA, INC.
(Name of Subject Company (Issuer))

Delaware (State or other jurisdiction of incorporation)	36-1115800 (I.R.S. Employer Identification No.)

MOTOROLA, INC.
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated)
(Title of Class of Securities)

620076 AJ8
(CUSIP Number of Class of Securities)

Garth L. Milne Senior Vice President and Treasurer Motorola, Inc. 1303 East Algonquin Road Schaumburg, Illinois 60196 (847) 576-5000	Jeffrey A. Brown Senior Corporate Counsel Motorola, Inc. 1303 East Algonquin Road Schaumburg, Illinois 60196 (847) 576-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Oscar A. David
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $81,907,626	Amount of Filing Fee**: $6,626

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option ™ Notes due September 27, 2013 (Zero Coupon-Subordinated), as described herein, is $799.52 per $1,000 principal amount at maturity outstanding. As of August 29, 2003, there was approximately $102,446,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $81,907,626.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Motorola, Inc., a Delaware corporation (the "Company"), and relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated) issued by the Company on September 27, 1993 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated August 29, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of September 1, 1993 (the "Indenture"), between the Company and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America ("Trustee").

        The Put Option will expire at 5:00 p.m., New York City time, on Monday, September 29, 2003. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Items 1 through 9.

        The Company is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related Option Materials. The Securities are convertible into shares of common stock, par value $3 per share, of the Company. The Company maintains its registered and principal executive offices at 1303 Algonquin Road, Schaumburg, Illinois 60196. The telephone number there is (847) 576-5000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

        (a)   Pursuant to Instruction 2 in Item 10 to Schedule TO, the Company believes that its financial condition is not material to a holder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)   Not applicable.

Item 11. Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of Motorola, Inc. Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon- Subordinated), dated August 29, 2003.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Form W-9.
(a)(5)(A)	Press Release issued by Motorola, Inc. on August 29, 2003.
(b)	Not applicable.
(d)	Indenture, dated as of September 1, 1993, between Motorola, Inc. and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-50207), as filed with the Securities and Exchange Commission on September 10, 1993.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        (a)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.

	By:	/s/ GARTH L. MILNE Garth L. Milne Senior Vice President and Treasurer
Dated: August 29, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Motorola, Inc. Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated), dated August 29, 2003.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Form W-9.
(a)(5)(A)	Press Release issued by Motorola, Inc. on August 29, 2003.
(b)	Not applicable.
(d)	Indenture, dated as of September 1, 1993, between Motorola, Inc. and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-50207), as filed with the Securities and Exchange Commission on September 10, 1993.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
  Items 1 through 9.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX